ICZOOM GROUP INC.

February 14, 2023

Mr. Donald Field

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	ICZOOM Group Inc.

Amendment No. 15 to Registration on Form F-1

Filed February 3, 2023

File No. 333-259012

Dear Mr. Field:

This letter is in response to the letter dated February 10, 2023, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to ICZOOM Group Inc. (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. The amendment to Registration Statement on Form F-1 (the “Registration Statement”) is being filed to accompany this letter.

Amendment No. 15 to Registration Statement on Form F-1

The Offering

Use of Proceeds, page 29

1.	Proceeds of $6.75 million appear to be the gross proceeds. Please explain or revise to disclose the net proceeds.

Response: In response to the Staff’s comments, we revised the amount of the net proceeds on page 29 of the Registration Statement.

Capitalization, page 87

2.	Please revise the as adjusted shares of 7,996,874 in the table to reflect the reduction in the Offering to 1,500,000 shares. Also, please revise to disclose the number of shares outstanding on an as adjusted basis if the over-allotment option is exercised.

Response: In response to the Staff’s comments, we the items of the as adjusted shares in the Capitalization table on page 87 of the Registration Statement. We further disclosed the number of shares outstanding on an as adjusted basis if the over-allotment option is exercised.

Address: Room 3801, Building A, Sunhope e·METRO, No. 7018 Cai Tian Road, Futian District, Shenzhen

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Arila Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

	By:	/s/ Lei Xia
Lei Xia
Chief Executive Officer

CC:	Arila Zhou, Esq.

Robinson & Cole LLP

[signature page to the SEC response letter]